# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JETBLUE AIRWAYS CORP, CIK 0001158463
CUSIP: 477143101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, New York (NY), 11101
Date of event which requires filing of this statement: 04/08/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 1376474-24-000494
Filed by CIK 0002020621
Persons authorized to receive notices and communications: Vladimir Galkin, 10900 NW 97th Street, #102, Miami, Florida (FL), 33178, (310) 880-6330

## Reporting persons
- Galkin Vladimir (CIK 0002020621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 37,200,000; sole dispositive power 0; shared dispositive power 37,200,000; aggregate amount beneficially owned 37,200,000 (10% of the class)
  Comment: (1) Includes 2,000,000 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the "Galkins").
  
  (2) Vladimir Galkin also has shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 ("Galkin Revocable Trust"). Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest thousandth (3 decimals), the percentage amount is 9.999%. The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 20, 2026, as reported in the Definitive Proxy Statement on Form DEF 14A for the 2026 Annual Meeting, and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 2, 2026.
- Galkin Angelica (CIK 0002038764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 37,200,000; sole dispositive power 0; shared dispositive power 37,200,000; aggregate amount beneficially owned 37,200,000 (10% of the class)
  Comment: (1) Includes 2,000,000 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the "Galkins").
  
  (2) Angelica Galkin also has shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest thousands (3 decimals), the percentage amount is 9.999%. The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 20, 2026, as reported in the Definitive Proxy Statement on Form DEF 14A for the 2026 Annual Meeting, and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 2, 2026.
- Angelica Galkin Revocable Trust (CIK 0002038998): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 35,200,000; sole dispositive power 0; shared dispositive power 35,200,000; aggregate amount beneficially owned 35,200,000 (9.5% of the class)
  Comment: (1) Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Galkin Revocable Trust.
  
  The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 20, 2026, as reported in the Definitive Proxy Statement on Form DEF 14A for the 2026 Annual Meeting, and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: JETBLUE AIRWAYS CORP
Comment:
This Amendment No. 1 amends the Schedule 13D filed on July 1, 2025 (the "Original Schedule 13D" and as amended the "Schedule 13D").

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of JetBlue Airways Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 27-01 Queens Plaza North, Long Island City, New York 11101. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Vladimir Galkin
Residence or business address:
10900 NW 97th Street, #102
Miami, FL 33178

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Each of Vladimir Galkin and Anglica Galkin used cash from their personal funds and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein. The Galkin Revocable Trust used cash from its capital account and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $225,793,084 was paid to acquire the shares of Common Stock reported herein. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. The Reporting Persons may communicate with the board of directors of the Issuer (the Board), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. In addition, the Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors regarding the possibility of board representation. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own, in the aggregate, 37,200,000 shares of Common Stock, representing approximately 10.0% of the outstanding shares of Common Stock of Issuer. (If the Percent of the Class Represented by Amount in Row 11 of the Cover Page is rounded to the nearest thousandth (3 decimals), the percentage amount is 9.999%.) This amount consists of (i) 2,000,000 shares of Common Stock held jointly by Vladimir Galkin and Angelica Galkin, husband and wife, representing approximately 0.5% of the outstanding shares of Common Stock of Issuer; (ii) 35,200,000 shares of Common Stock held by the Galkin Revocable Trust, representing approximately 9.5% of the outstanding shares of Common Stock of Issuer.

The Galkin Revocable Trust directly beneficially owns 35,000,000 shares of Common Stock, representing 9.5% of the outstanding shares of Common Stock of Issuer.

The foregoing beneficial ownership percentages reported in this Item 5 are based upon 372,018,894 shares of Common Stock of the Issuer outstanding as of March 20, 2026, as reported in the Definitive Proxy Statement on Form DEF 14A for the 2026 Annual Meeting, and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.
Transactions in the class effected during the past sixty days: (c) All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule A
2. Joint Filing Agreement

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (04/09/2026)
- Galkin Angelica: Angelica Galkin, Individual (04/09/2026)
- Angelica Galkin Revocable Trust: Angelica Galkin, Trustee (04/09/2026)